

September 25, 2014

Via E-mail
Michael W. Harrington
Senior Executive Vice President, Chief Financial Officer and Treasurer
Susquehanna Bancshares, Inc.
26 North Cedar Street
Lititz, PA 17543

> **Re: Susquehanna Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-33872**

Dear Mr. Harrington:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

December 31, 2013 Form 10-K

Item 1. Business – Products and Services, page 5

1. We note your subsidiary Boston Service Company, Inc. (t/a Hann Financial Service Corp.) provides comprehensive consumer vehicle financing services and during 2013 you recognized approximately $11.7m in vehicle origination and serving fees along with approximately $5m in vehicle disposal expenses related to this business. Please revise future filings to include a detailed description of your vehicle financing services.

Specifically discuss the types of loans and leases you provide, the typical loan/lease terms and underwriting guidelines you use and any other information to allow an investor to understand the how this business impacts your financial results and the related risks and opportunities related to this business. Please provide us your proposed disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Noninterest Income, page 37

2. Please revise future filings to describe what activities and services are generating the revenue in the "Vehicle origination and servicing fees" line item. If the revenue relates to fees related to your vehicle leasing business, please explain to us all the relevant facts and circumstances related to the fees including how you account for them. Specifically, tell us how you considered whether the fees should be deferred and presented in interest income. If the revenue relates to vehicle servicing fees, please tell us where you discuss this servicing business or revise future filings to discuss your vehicle servicing activities and disclose your accounting policies in your summary of significant accounting policies. Also, disclose the amount of servicing fees received for each period presented. Please provide us your proposed disclosure.

Noninterest Expense, page 39

3. Please revise future filings to describe the activities accounted for in and what generates the expenses in the "Vehicle lease disposal" line item. Specifically describe how your agreement with Auto Lenders Liquidation Center impacts lease disposal costs. Please provide us your proposed disclosure.

Financial Statements

Summary of Significant Accounting Polices

Loans and Leases, page 69

4. Please tell us in detail and revise future filings to describe how you account for your vehicle leases. Specifically discuss how you determine the appropriate classification of your leases.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant